FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

March 11, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 11, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that the Eriez magnetic separator has been installed at the Company’s test facility and is expected to commence in mid-March at the Pampa El Toro Iron Sands Project, Peru. The Issuer further reports that SRK Consulting Engineers and Scientists are on-site to commence the mining scopy study at the Pampa de Pongo deposit, Peru.

Item 5.	Full Description of Material Change

The Issuer reports delivery and installation of the Eriez Dry Magnetic Separator for the Pampa El Toro Iron Sands Project, Peru.  The magnetic separator has been installed at the Issuer’s custom built testing facility.  Processing of the run-of-mine (“ROM”) sand is expected to commence in mid March.

The Issuer is also pleased to report that SRK Consulting Engineers and Scientists (“SRK”) are on-site in Peru to commence the mining scoping study on the Issuer’s 100% owned Pampa de Pongo deposit.  Pampa de Pongo is the largest undeveloped iron resource on the western seaboard of the Americas, with a N.I. 43-101 Inferred Resource of 953 Mt @ 44.7% iron and 0.12% copper.  The scoping study is designed to determine the optimum mining method and provide estimated production costs.

The Issuer’s primary focus during the next 12 months will be to further quantify its iron ore assets, which enjoy considerable infrastructural advantages in comparison to other similar stage projects globally, including proximity to a under-utilized deep water port, the availability of cheap electrical power, the planned extension of a near-by natural gas pipeline, the proximity of the Pan-American highway bordering the projects, the existence of a pre-existing iron mining labour pool and, finally, a stable, pro-mining government.

Pampa el Toro Iron Sands Project

The Eriez Dry Magnetic Separator has been installed at the Issuer’s Acari testing facility at the Pampa El Toro Iron Sands Project.  The separator is currently undergoing final testing before the recovery test begins.  The magnetic separator consists of three core components, being a primary magnetic unit, a secondary magnetic unit and a final cleaner unit, along with various associated hoppers and conveyor systems.  Approximately 1,400 tonnes of Pampa El Toro ROM material has been excavated from the extensive magnetite bearing dune field and is securely stored at the Issuer’s facilities.  Once testing of the Eriez unit is complete, ROM material will be upgraded by magnetic separation to produce approximately 40 tonnes of iron concentrate.  This phase of the work programme is scheduled to commence in mid-March 2008 and be completed during Q3.

The concentrate will subsequently be exported to the United States for pilot plant scale melting tests, which were designed by Glenn Hoffman, the President of Cardero Iron Ore Company Ltd., to produce a premium quality pig iron ranging from 96 to 98% iron and 2 – 4% carbon.  In tandem with the above work, SRK have been retained to complete the 43-101 compliant resource estimate for the Pampa El Toro Iron Sands Project.  As part of this study, a consultant from SRK Johannesburg is currently on site and the final report is scheduled to be completed during the second quarter of 2008.

Pampa de Pongo Iron Deposit

The Issuer’s 100% owned Pampa de Pongo Iron deposit is the largest undeveloped iron resource on the western seaboard of the Americas (Figure 1), with a N.I. 43-101 Inferred Resource of 953 Mt @ 44.7% iron and 0.12% copper (see September 6, 2005 news release).  Mineralization remains open.  The Issuer is investigating the possibility of extracting iron ore through a combination of open-pit and underground block-caving methods to produce a high grade, direct shipping +65% magnetite ore and a blast furnace or direct reduction grade iron pellet product.  Both products would be shipped from a nearby deep water port, 40 kilometres to the west.

A Vancouver based SRK rock-mechanic and geotechnical expert is on-site to commence the mining scoping study.

The Issuer is currently designing a comprehensive ground magnetic survey to cover the entire 15 kilometre length of the Pampa de Pongo airborne magnetic anomaly (figure 1).  During the Issuer’s previous drill campaign, ground-based magnetic surveys were highly successful in delineating high-grade magnetite iron ore when combined with 3D Inversion Modeling.  It is hoped that the infill magnetic data will help define additional resources.

Preliminary metallurgical work on ‘run-of-mine’ mineralization by Rio Tinto indicated that the mineralization was readily upgradeable to form either a 69% iron concentrate or a high quality 67% iron oxide pellet.  Consequently, the Issuer has initiated a 30,000 metre definition drill program, which is designed to upgrade the current Inferred Resource to a combination of Indicated and Measured Resource status.  This program will commence once drill permits are in place (anticipated by the end of April, 2008).

Although Issuer is encouraged by the results to date at Pampa de Pongo, it is important to realize that there has been insufficient drill testing to define any National Instrument 43-101 compliant mineral reserve.  It is also important to note the fact that mineral resources which are not mineral reserves, such as those discussed here, do not have demonstrated economic viability.

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

The work programs at Pampa de Pongo and Pampa el Toro were designed and are supervised by Keith J. Henderson, Vice President, Exploration of the Issuer, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

March 11, 2008